UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: August 23, 2011	By	/s/ Frank Ngai Chi Chan
(Signature)
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

2

Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Elizabeth Cheek	Rico Ngai
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6204
Email: elizabeth.cheek@hillandknowlton.com	Email: rico.ngai@hillandknowlton.com.hk

Gushan Environmental Energy Limited Announces

Second Quarter of 2011 Financial Results

New York, August, 23, 2011 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), a leading producer of biodiesel in China, today announced its unaudited consolidated financial results for the second quarter of 2011.

As of November 12, 2010, the ratio for Gushan’s ADSs representing ordinary shares has changed from one (1) ADS representing two (2) ordinary shares to one (1) ADS representing ten (10) ordinary shares. Gushan presents all per ADS data and number of ADSs in this announcement as if the ratio change was effective as of the beginning of the earliest period presented.

Highlights for the Second Quarter of 2011 (Note 1)

•	Total revenues increased by 443.0% year-to-year and by 32.0% quarter-on-quarter to RMB327.1 million (US$50.6 million).

•	Gross profit amounted to RMB5.8 million (US$0.9 million), compared to a gross loss of RMB33.6 million for the second quarter of 2010 and a gross profit of RMB4.4 million for the first quarter of 2011.

•

Loss from operations amounted to RMB23.2 million (US$3.6 million), compared to a loss from operations of RMB112.7 million for the second quarter of 2010 and a loss from operations of RMB14.5 million for the first quarter of 2011.

•

Net loss attributable to the Company amounted to RMB26.4 million (US$4.1 million), compared to a net loss of RMB108.5 million for the second quarter of 2010 and a net loss of RMB17.5 million for the first quarter of 2011.

•

Non-GAAP net loss attributable to the Company amounted to RMB21.9 million (US$3.4 million), compared to a non-GAAP net loss attributable to the Company of RMB57.8 million for the second quarter of 2010 and a non-GAAP net loss attributable to the Company of RMB20.9 million for the first quarter of 2011. (Note 2)

•	Sales volume of biodiesel decreased by 73.8% year-to-year and by 25.8% quarter-on-quarter to 3,361 tons. (Note 3)

•	Average selling price of biodiesel increased by 38.7% year-to-year and by 14.6% quarter-on-quarter to RMB6,156 (US$952.4) per ton. (Note 3)

•	Sales volume of recycled copper products increased by 33.9% quarter-on-quarter to 4,958 tons.

•	Average selling price of recycled copper products increased by 1.8% quarter-on-quarter to RMB60,638 (US$9,381.6) per ton.

•	Cash balance amounted to RMB115.7 million (US$17.9 million) as of June 30, 2011.

Note 1: Translation from RMB into US$ at RMB6.4635 to US$1.00, see “Currency Convenience Translation” below.

Note 2: GAAP represents Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP” or “GAAP”) in this press release. All non-GAAP measures exclude share-based compensation expenses, impairment loss of and loss on disposal of property, plant and equipment, change in fair value of contingent consideration liability, provision for consumption tax and income tax effect thereof. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of management’s use of non-GAAP information set forth elsewhere in this announcement.

Note 3: Sales volume of biodiesel includes biodiesel sold as a refined oil product to the fuel market and biodiesel sold as fatty acid methyl ester, an intermediate product to the chemical industry. Average selling price of biodiesel represents total average selling price of biodiesel sold as a refined oil product to the fuel market and biodiesel sold as an intermediate product to the chemical industry.

“Strong revenue growth in the second quarter of 2011 was driven by Gushan’s diversification into the recycled copper products business with the acquisition of Mianyang Jin Xin Copper Company Limited in late 2010,” said Jianqiu Yu, Chairman and Principal Executive Officer of Gushan, “ We are continuing to grow our recycled copper products business, most recently through the acquisition of a controlling interest in recycled copper producer Hunan Yin Lian Xiangbei Copper Company Limited in August 2011. In relation to our biodiesel business, inflation in raw material costs remains a significant challenge and we are continuing to seek ways to control raw material costs and to restore our biodiesel business to profitability.”

Financial Results for the Second Quarter of 2011

Revenues

The Company’s revenues amounted to RMB327.1 million (US$50.6 million) for the second quarter of 2011, representing an increase of 443.0% from RMB60.2 million for the second quarter of 2010 and an increase of 32.0% from RMB247.8 million for the first quarter of 2011.

The increase in revenues on a year-to-year basis was mainly due to revenue contribution from the recycled copper products business of Mianyang Jin Xin Copper Company Limited (“Jin Xin”) of RMB304.8 million (US$47.2 million). As a result of the Company’s initial acquisition of a 67% beneficial ownership interest in Jin Xin, from November 2010, the Company began consolidating Jin Xin’s operating results into its operating results. In January 2011, the Company acquired an additional 8% beneficial ownership interest in Jin Xin, increasing its ownership in Jin Xin to 75%. The increase in revenues on a sequential quarterly basis was mainly due to the increase in revenues from the recycled copper products business.

The Company’s revenue from its biodiesel business totaled RMB22.3 million (US$3.4 million) for the second quarter of 2011, representing a decrease of 63.0% from RMB60.2 million for the second quarter of 2010 and a decrease of 12.9% from RMB25.6 million for the first quarter of 2011. The decrease in revenue from the biodiesel business on both a year-to-year and sequential quarterly basis was mainly due to a decrease in the sales volume of both biodiesel and biodiesel by-products.

The sales volume of biodiesel amounted to 3,361 tons for the second quarter of 2011, representing a decrease of 73.8% from 12,833 tons for the second quarter of 2010 and a decrease of 25.8% from 4,532 tons for the first quarter of 2011. The average selling price of biodiesel was RMB6,156 (US$952.4) per ton for the second quarter of 2011, representing an increase of 38.7% from RMB4,439 per ton for the second quarter of 2010 and an increase of 14.6% from RMB5,371 per ton for the first quarter of 2011.

The sales volume of biodiesel by-products amounted to 580 tons for the second quarter of 2011, representing a decrease of 65.5% from 1,682 tons for the second quarter of 2010, and an increase of 5.6% from 549 tons for the first quarter of 2011. The average selling price of biodiesel by-products was RMB2,700 (US$417.7) per ton for the second quarter of 2011, representing an increase of 39.3% from RMB1,938 per ton for the second quarter of 2010 and an increase of 21.6% from RMB2,221 per ton for the first quarter of 2011.

The year-to-year decrease in the sales volume of biodiesel was mainly due to the suspension of operations at the Company’s Sichuan plant since August 2010. The Company suspended production at its old plant in San Tai County in Sichuan in August 2010 in preparation for the relocation of the production lines to its new plant in Qin Dong Bei Industrial Park. The relocation of the Sichuan plant, together with the new plant, resulted in a combined annual biodiesel production capacity of 100,000 tons for Sichuan Gushan. The new plant has been conducting a trial run since early June 2011. The decrease in sales volume of biodiesel on a quarterly sequential basis was due to a decrease in production and sales volume at Beijing Gushan and Hebei Gushan as a result of the Company’s strategy to avoid negative operating cash flows caused by the increasingly high raw material input costs.

The year-to-year and sequential quarterly increase in the average selling price of biodiesel was mainly attributable to improved conditions in the refined oil market in China following the decline in the market price of diesel in China, which began in the fourth quarter of 2008 and continued throughout the third quarter of 2009, resulting from a decrease in global oil prices and weaker industrial production in China amid the global financial crisis. The average selling price of biodiesel began to increase gradually from the fourth quarter of 2009 to 2011.

The Company’s revenue from its recycled copper business totaled RMB304.8 million (US$47.2 million) for the second quarter of 2011, representing an increase of 37.2% from RMB222.2 million for the first quarter of 2011. The increase in revenue on a sequential quarterly basis was mainly due to an increase in sales volume of recycled copper products by 34.0% from 3,701 tons for the first quarter of 2011 to 4,958 tons for the second quarter of 2011. The increase was mainly due to the fact that in the first quarter of 2011, sales volume of recycled copper products was lower during the Chinese New Year holiday in February, and because the Company’s business operations experienced a temporary contraction during the period of significant market volatility immediately following the earthquake in Japan in March 2011. The average selling price of recycled copper products increased by 1.8% from RMB59,558 per ton for the first quarter of 2011 to RMB60,638 (US$9,381.6) per ton for the second quarter of 2011.

Cost of Revenues

Cost of revenues for the second quarter of 2011 totaled RMB321.3 million (US$49.7 million), representing an increase of 242.5% from RMB93.8 million for the second quarter of 2010 and an increase of 32.0% from RMB243.4 million for the first quarter of 2011. The increase on a year-to-year basis was mainly due to cost of revenues of RMB294.9 million (US$45.6 million) from Jin Xin. The increase on a sequential quarterly basis was mainly due to the increase in sales volume of recycled copper products.

The cost of revenues of the Company’s biodiesel business totaled RMB26.4 million (US$4.1 million) for the second quarter of 2011, representing a decrease of 71.9% from RMB93.8 million for the second quarter of 2010 and a decrease of 16.5% from RMB31.6 million for the first quarter of 2011. Excluding the provision for consumption tax, cost of revenues of the Company’s biodiesel business for the second quarter of 2011 decreased by 70.7% from the second quarter of 2010.

Cost of revenues of the Company’s biodiesel business included a provision for consumption tax of RMB3.8 million for the second quarter of 2010. The provision was subsequently reversed in the fourth quarter of 2010. The reversal of the provision for consumption tax was made as a result of the issuance of Caishui [2010] No. 118, Notice Regarding the Exemption from Consumption Tax on Pure Biodiesel Made from Waste Animal Fats or Vegetable Oils (“Caishui 118”) by the Ministry of Finance and the State Administration of Taxation of the PRC (“SAT”) which clarified that, subject to fulfillment of certain conditions, pure biodiesel made from waste animal fat or vegetable oil is exempt from consumption tax in China.

The decrease in cost of revenues of the Company’s biodiesel products on both a year-to-year and sequential quarterly basis was primarily attributable to a decrease in the Company’s sales volume of both biodiesel and biodiesel by-products. This was partially offset by an increase in the overall average unit cost of used cooking oil, which increased by 32.5% from RMB3,600 per ton for the second quarter of 2010 and by 16.3% from RMB4,100 per ton for the first quarter of 2011 to RMB4,770 (US$738.0) per ton in the second quarter of 2011. The increases in the cost of used cooking oil were caused by an increase in the Company’s suppliers’ costs, which are primarily affected by general cost inflation, particularly in labor and transportation in China, as well as a general increase in prices charged by the their upstream suppliers.

The cost of revenues of the Company’s recycled copper business totaled RMB294.9 million (US$45.6 million) for the second quarter of 2011, representing an increase of 39.2% from RMB211.8 million for the first quarter of 2011. The increase was mainly due to an increase in the unit cost of raw materials by 4.4% from RMB56,173 per ton for the first quarter of 2011 to RMB58,657 (US$9,075.1) per ton for the second quarter of 2011 and an increase in sales volume by 34.0% from 3,701 tons for the first quarter of 2011 to 4,958 tons for the second quarter of 2011.

Gross profit (loss)

The Company’s gross profit for the second quarter of 2011 totaled RMB5.8 million (US$0.9 million), compared to a gross loss of RMB33.6 million for the second quarter of 2010 and a gross profit of RMB4.4 million for the first quarter of 2011. The Company’s gross profit for the second quarter of 2011 was composed of a gross loss of RMB4.1 million (US$0.6 million) from its biodiesel business, representing a gross loss margin of 18.6%, and a gross profit of RMB9.9 million (US$1.5 million) from its recycled copper products business, representing a gross profit margin of 3.3%.

The Company’s gross loss for the second quarter of 2010 was derived from its biodiesel business, with a gross loss margin of 55.8%. Excluding the provision for the consumption tax, the gross loss margin of the Company’s biodiesel business would have been 49.4% for the second quarter of 2010. The Company’s gross profit for the first quarter of 2011 was composed of a gross loss of RMB6.0 million from its biodiesel business, representing a gross loss margin of 23.7%, and a gross profit of RMB10.4 million from its recycled copper products business, representing a gross profit margin of 4.7%.

The improvement in the gross margin of the Company’s biodiesel business on a year-to-year basis was mainly due to a decrease in depreciation expenses as a result of a lower cost base for certain of the Company’s property, plant and equipment after these assets were impaired in 2010. The improvement in the gross margin of the Company’s biodiesel business on a sequential quarterly basis was mainly due to a change in the product mix where the Company sold a higher proportion of crude glycerine, which yields a higher margin.

The decrease in gross profit margin of the Company’s recycled copper business on a sequential quarterly basis was mainly caused by a narrowing spread between the average selling price of recycled copper products and the average unit cost of raw materials. The average unit costs of raw materials increased by 4.4%, while the average selling price of its recycled copper products increased by 1.8%.

Research and Development Expenses

Research and development expenses totaled RMB0.1 million (less than US$0.1 million) in the second quarter of 2011, as compared to RMB1.0 million for the second quarter of 2010 and RMB0.2 million for the first quarter of 2011. The decrease on a year-to-year basis was mainly due to a decrease in depreciation expenses as a result of a lower cost base for certain of the Company’s property, plant and equipment after these assets were impaired in 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the second quarter of 2011 totaled RMB17.7 million (US$2.7 million), representing an increase from RMB17.2 million for the second quarter of 2010 and from RMB16.4 million for the first quarter of 2011.

The increase on a year-to-year basis was mainly due to miscellaneous selling, general and administrative expenses incurred by Jin Xin, a subsidiary acquired in November 2010 and an increase in professional fees in relation to the acquisition of Hunan Yin Lian Xiangbei Copper Company Limited (“Xiangbei”), a PRC-based company that is engaged in the recycled copper products business. The increase was offset by a decrease in share-based compensation as a result of the cancellation of certain share options in the fourth quarter of 2010 and a decrease in miscellaneous selling, general and administrative expenses incurred by our biodiesel business.

The increase on a sequential quarterly basis was mainly due to an increase in professional fees in relation to the acquisition of Xiangbei. The increase was partly offset by a decrease in share-based compensation, the amounts of which recognized are declining as the options become vested.

Other Operating Expenses

Other operating expenses for the second quarter of 2011 amounted to RMB8.9 million (US$1.4 million), compared to RMB19.2 million for the second quarter of 2010 and RMB8.9 million for the first quarter of 2011. The expenses mainly consisted of depreciation of buildings and machinery and other amortization and salary paid to factory workers during the periods in which certain plants suspended production.

The decrease on a year-to-year basis was mainly due to a decrease in depreciation expenses as a result of a lower cost base for certain of the Company’s property, plant and equipment after these assets were impaired in 2010.

As previously announced in 2009 and 2010, the Company suspended or deferred biodiesel production in certain plants due to the consumption tax issue, traffic controls pursuant to government directives and a relocation of production facility in 2009 and 2010. The Company suspended production in Fujian Gushan beginning April 2009 due to road maintenance which restricted access to the plant by the Company’s suppliers and customers and had not resumed production due to the consumption tax issue. The Company suspended production in Shanghai Gushan since April 2010 due to heightened enforcement of control measures relating to poisonous, hazardous and flammable chemicals adopted by the Shanghai municipal government during the hosting of the Expo 2010 and has not resumed production as a result of an ongoing lawsuit brought against it by a construction contractor of Shanghai Gushan’s plant. Although construction of the production facilities for Chongqing Gushan and Hunan Gushan was completed in 2009, the Company deferred the commencement of production at these plants due to the consumption tax issue. The Company suspended production at its old plant in San Tai County in Sichuan in August 2010 in preparation for the relocation of the production lines to its new plant in Qin Dong Bei Industrial Park. The new plant in Sichuan has been conducting a trial run since early June 2011. If these suspensions and deferrals had not occurred, the depreciation of the buildings and machinery and other amortization and salary paid to factory workers of these plants would have been classified as cost of revenues.

Although the consumption tax issue has been resolved with the issuance of Caishui 118, as a result of increasingly high raw material input costs in 2011, the Company is currently evaluating the profitability of each of its biodiesel plant. The Company will evaluate the appropriateness of continuing, commencing or resuming production of biodiesel at each of its biodiesel plants and will continue, commence or resume production only if the biodiesel plant is able to operate on a positive cash flow basis in order to minimize the financial burden on the Company as a whole.

Impairment loss on property, plant and equipment

As previously announced, the impairment loss on property, plant and equipment incurred in the second quarter of 2010 was due to the relocation of Sichuan Gushan’s production lines from San Tai County to its new plant in Qin Dong Bei Industrial Park.

Change in Fair Value of Contingent Consideration Liability

In November 2010, the Company acquired a 67% beneficial ownership interest in Jin Xin through a series of transactions in exchange for up to 24 million of its newly issued ordinary shares (“Contingent Consideration Shares”). The Contingent Consideration Shares are subject to an earn-out arrangement whereby 6 million ordinary shares were delivered to the selling shareholder at the closing of the transactions, while the remaining 18 million ordinary shares were placed into escrow (“Additional Contingent Consideration Shares”) to be released in stages upon the determination of Jin Xin’s net income under U.S. GAAP for the year ended December 31, 2010 and the three years ending December 31, 2012.

Under U.S. GAAP, the Additional Contingent Consideration Shares should be classified as a liability and stated at their fair value at the acquisition date and each reporting date. The subsequent change in the fair value of the Additional Contingent Consideration Shares at each reporting date would be recognized in the statement of operations. The Company recognized a decrease in fair value of RMB6.6 million for the first quarter of 2011 and an increase in fair value of RMB2.4 million (US$0.4 million) for the second quarter of 2011. The decrease in the fair value of the outstanding Additional Contingent Consideration Shares in the first quarter of 2011 was mainly due to a decrease in the market price of the Company’s ADSs and a decrease in the estimated probability-weighted number of ordinary shares to be further issued. The increase in the fair value of the outstanding Additional Contingent Consideration Shares in the second quarter of 2011 was mainly due to the release of 6 million ordinary shares from escrow to the selling shareholder of Jin Xin, but the increase was partly offset by a decrease caused by a further decrease in the market price of the Company’s ADSs and a further decrease in the estimated probability-weighted number of ordinary shares to be further issued.

Other Income (Expense)

Other income (expense) primarily consists of interest income, interest expenses, foreign currency exchange losses and other income (expenses), net. Interest income for the second quarter of 2011 amounted to RMB0.2 million (less than US$0.1 million). Interest expenses for the second quarter of 2011 amounted to RMB1.4 million (US$0.2 million) mainly incurred by Jin Xin in respect of short term loans. Foreign currency exchange loss for the second quarter of 2011 amounted to RMB0.3 million (less than US$0.1 million). Other income (expenses), net for the second quarter of 2011 included, among others, income from the Company’s depositary bank, a provision for business tax on intercompany advances among companies in China, VAT refunds, government subsidy income and a loss which resulted from copper futures contracts. Starting from the first quarter of 2011, Jin Xin sought to diversify risks associated with the market prices for copper by using standard futures contracts of copper traded on the Shanghai Futures Exchange. From investing in such copper futures contracts, Jin Xin incurred a loss of RMB0.4 million (less than US$0.1 million) in the second quarter of 2011 and a profit of RMB35,000 in the first quarter of 2011.

Income Tax Benefit (Expense)

Income tax benefit (expense) primarily consisted of corporate income tax (“CIT”), a provision for dividend withholding tax and other overseas withholding tax.

CIT for the second quarter of 2011 amounted to RMB1.8 million (US$0.3 million), as compared to nil for the second quarter of 2010 and RMB0.5 million for the first quarter of 2011.

According to the CIT law, which came into effect from January 1, 2008, and relevant regulations promulgated thereunder, PRC-resident enterprises are levied withholding tax at a rate of 10% on dividends to their non-PRC-resident corporate investors for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. Under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Mainland China/HKSAR DTA”) and Guoshuihan [2009] No. 601 on “How to understand and recognize the “Beneficial Owner” in Double Taxation Agreements” (“Circular 601”), a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. Pursuant to Circular 601, a beneficial owner under a tax treaty is not purely determined by its place of legal registration but also by other factors which depend on specific facts and circumstances, and significant judgment may be involved.

Although the Company intends to apply for the reduced withholding tax rate of 5% in the future when dividends for earnings accumulated from January 1, 2008 by its PRC operating subsidiaries are wired out of China, the Company made a 10% provision on such undistributed earnings for such withholding tax. If the local SATs approve a reduced withholding tax rate of 5% when such dividends are actually wired out of China, any excess provision will be reversed in subsequent financial statements.

In respect of its biodiesel business, the Company reduced the provision for withholding tax by RMB0.3 million (less than US$0.1 million) for the second quarter of 2011, RMB4.7 million for the second quarter of 2010 and RMB0.6 million for the first quarter of 2011. The decrease was due to the losses incurred in the biodiesel business. In respect of its recycled copper products business, the Company made a provision for withholding tax of RMB0.5 million (US$0.1 million) and RMB0.6 million for the second quarter and the first quarter of 2011, respectively. Other overseas withholding tax amounted to RMB0.3 million (less than US$0.1 million), RMB0.3 million and RMB0.3 million for the second quarter of 2011, the second quarter of 2010 and the first quarter of 2011, respectively.

Net Loss Attributable to the Company

Net loss attributable to the Company amounted to RMB26.4 million (US$4.1 million) for the second quarter of 2011, compared to RMB108.5 million for the second quarter of 2010 and RMB17.5 million for the first quarter of 2011.

Non-GAAP net loss attributable to the Company amounted to RMB21.9 million (US$3.4 million) for the second quarter of 2011, compared to RMB57.8 million for the second quarter of 2010 and RMB20.9 million for the first quarter of 2011.

Financial Condition

As of June 30, 2011, the Company had working capital of RMB154.0 million (US$23.8 million), reflecting total current assets of RMB416.8 million (US$64.5 million) and total current liabilities of RMB262.8 million (US$40.7 million). Of the total current assets, the Company had RMB115.7 million (US$17.9 million) in cash, represented by RMB18.9 million, HK$22.7 million and US$4,000 deposited in licensed commercial banks in China and HK$0.7 million and US$11.9 million deposited in licensed commercial banks in Hong Kong.

Recent Events

Acquisition of Xiangbei

As of the date of this press release, the Company had consummated its acquisition of a controlling interest in Xiangbei, a PRC-based company that is engaged in recycled copper products business in Hunan province.

Xiangbei is engaged in the manufacturing of copper rods, copper bars and copper plates from recycled copper and electrolytic copper in Boluo, Hunan. Xiangbei mainly sells its products to producers of power wires and cables in various provinces in China. As of the date of this press release, Xiangbei has a daily production capacity of approximately 50 tons of recycled copper products.

Business Outlook for Fiscal Year 2011

During the second quarter of 2011, the Company’s average biodiesel selling prices continued to improve over the previous quarter as demand for diesel in China continued its recovery in conjunction with the economic recovery in China and globally. Going forward, the Company expects this trend to continue so long as the global economy and China’s economy continue to improve. However, inflationary pressures in China continue to be high, which continues to adversely affect the Company’s raw material input costs, which are increasing at a rate higher than the rate of increase in the Company’s average biodiesel selling prices. As a result, the production and sale of biodiesel in the current business environment is not profitable for the Company. In order to minimize the financial burden on the Company as a whole, the Company will evaluate the appropriateness of continuing, commencing or resuming production of biodiesel at each of its biodiesel plants and will continue, commence or resume production only if the biodiesel plant is able to operate on a positive cash flow basis. The Company does not expect each of its biodiesel plants to be able to operate, achieve and maintain positive cash flows given the current trend of raw material input costs increasing at a higher rate than average biodiesel selling prices. While the Company continues with its efforts to control its raw material input costs, it is expected that the production and sales volume of biodiesel will continue to be low in the near term until positive results are achieved from the Company’s efforts in controlling raw material input costs. Meanwhile, the Company’s recycled copper products business continued to contribute positively to the Company’s overall financial performance and this trend is expected to continue. The Company believes that the recently completed acquisition of Xiangbei will also provide additional positive contribution. The Company continues to explore the possibility of acquiring more businesses in the recycled copper products industry that will complement its existing businesses and strengthen its overall recycled copper products business portfolio.

Unaudited Financial Statements

The unaudited condensed consolidated statements of operations, balance sheets and cash flow statements accompanying this announcement have been prepared by management using U.S. GAAP. These unaudited financial statements are not intended to fully comply with U.S. GAAP because they do not present all of the disclosures required by U.S. GAAP. The December 31, 2010 balance sheet was derived from audited consolidated financial statements of the Company.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this earnings release, made solely for the reader’s convenience, is based on the H.10 statistical release of the Federal Reserve Board as of June 30, 2011, which was RMB6.4635 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate, or at any other rate. The percentages stated in this earnings release are calculated based on Renminbi.

Conference Call

Gushan’s management will hold its second quarter of 2011 earnings conference call at 8:30am U.S. Eastern Time (8:30pm Beijing / Hong Kong Time) on August 23, 2011.

Dial-in details for the earnings conference call are as follows:

US Toll Free Number	1.866.356.3095

US Toll Number: (for international callers)	1.617.597.5391

Hong Kong Toll Number	852 3002 1672

Hong Kong Toll Free Number	800 96 3844

China Toll Free Number	10 800 130 0399

UK Toll Free Number	08082347616

UK Toll Number (for international callers)	44 207 365 8426

Passcode:	80144602

A replay of the call will be available on the same day at 10:30 a.m. U.S. Eastern Time (or 10:30 p.m. Hong Kong Time) until August 30, 2011 and may be accessed by phone at the following numbers.

US Toll Free Number:	1 888 286.8010

US Toll Number: (for international callers)	1 617 801.6888

Passcode:	95187237

In addition, a live and archived webcast of this conference call will be available on the Investor Relations section of Gushan’s website at www.chinagushan.com.

About Gushan Environmental Energy Limited

Gushan is a leader in the PRC biodiesel industry, in terms of annual production capacity, and one of the leading biodiesel producers in Asia, in terms of nominal capacity. Gushan produces biodiesel, a renewable, clean-burning and biodegradable fuel and a raw material used to produce chemical products, primarily from used cooking oil, and by-products from biodiesel production, including glycerine and plant asphalt. Gushan sells biodiesel directly to users, such as marine vessel operators and chemical factories, as well as to petroleum wholesalers and individual retail gas stations. The Company has seven biodiesel production facilities, located in the Sichuan, Hebei, Fujian and Hunan provinces and in Beijing, Shanghai and Chongqing, with a combined annual production capacity of 490,000 tons. Gushan’s Sichuan production facility is currently in operation. Gushan also operates a recycled copper products business through its PRC subsidiaries, Mianyang Jin Xin Copper Company Limited (“Jin Xin”) and Hunan Yin Lian Xiangbei Copper Company Limited (“Xiangbei”), which manufacture copper rods, copper wires, copper granules, copper bars and copper plates primarily from recycled copper and some electrolytic copper, in Sichuan and Hunan, respectively. Jin Xin has one plant in Sichuan, with a daily production capacity of approximately 160 tons of recycled copper products and Xiangbei has one plant in Hunan, with a daily production capacity of approximately 50 tons of recycled copper products.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including on Form 20-F. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Non-GAAP Financial Measures

To supplement Gushan’s consolidated financial results presented in accordance with U.S. GAAP, Gushan uses the following measures defined as non-GAAP financial measures by the SEC: net loss excluding share-based compensation, impairment loss and loss on disposal of property, plant and equipment, change in fair value of contingent consideration liability, provision for consumption tax and the tax effect thereof (“non-GAAP net loss”), basic and diluted net loss per ADS excluding share-based compensation, impairment loss of property, plant and equipment, change in fair value of contingent consideration liability, provision for consumption tax and the tax effect thereof (“basic and diluted non-GAAP net loss per ADS”). The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP measures to non-GAAP measures” set forth at the end of this release.

Gushan believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation, impairment loss and loss on disposal of property, plant and equipment, change in fair value of contingent consideration liability, provision for consumption tax and the tax effect thereof that may not be indicative of its operating performance from a cash perspective. Gushan believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. Gushan computes its non-GAAP financial measures using the same consistent method from quarter to quarter. Gushan believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net loss and basic and diluted non-GAAP net loss per ADS is that these non-GAAP measures exclude share-based compensation, impairment loss and loss on disposal of property, plant and equipment, change in fair value of contingent consideration liability, provision for consumption tax and the tax effect thereof, that have been and may will continue to be for the foreseeable future a significant recurring expense in its business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures to non-GAAP financial measures.

- FINANCIAL TABLES FOLLOW -

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands, except per share data, per ADS data and number of shares)

	Three Months Ended
	June 30, 2010	March 31, 2011	June 30, 2011
	RMB	RMB	RMB	US$
Revenues	60,230	247,768	327,078	50,604
Cost of revenues	(93,842)	(243,405)	(321,282)	(49,707)

Gross profit (loss)	(33,612)	4,363	5,796	897

Research and development	(1,012)	(159)	(137)	(21)
Selling, general and administrative	(17,153)	(16,437)	(17,670)	(2,734)
Other operating expenses	(19,238)	(8,854)	(8,862)	(1,371)
Impairment loss of property, plant and equipment	(41,669)	—	—	—
Loss on disposal of property, plant and equipment	(2)	—	—	—
Change in fair value of contingent consideration liability	—	6,561	(2,356)	(365)

Total operating expenses	(79,074)	(18,889)	(29,025)	(4,491)

Loss from operations	(112,686)	(14,526)	(23,229)	(3,594)

Other income (expense):
Interest income	310	141	217	33
Interest expense	—	(1,409)	(1,454)	(225)
Foreign currency exchange loss, net	(101)	(54)	(278)	(43)
Other income (expense), net	(758)	473	1,346	208

Loss before income tax	(113,235)	(15,375)	(23,398)	(3,621)
Income tax (expense) benefit	4,743	(775)	(2,276)	(352)

Net loss	(108,492)	(16,150)	(25,674)	(3,973)
Less: Net income attributable to non-controlling interest	—	(1,332)	(731)	(113)

Net loss attributable to the Company	(108,492)	(17,482)	(26,405)	(4,086)

Net loss per ordinary share attributable to the Company
- Basic	(0.65)	(0.11)	(0.16)	(0.02)
- Diluted	(0.65)	(0.11)	(0.16)	(0.02)
Net loss per ADS attributable to the Company
- Basic	(6.50)	(1.08)	(1.57)	(0.24)
- Diluted	(6.50)	(1.08)	(1.57)	(0.24)
Weighted average ordinary shares outstanding
- Basic	166,831,943	162,686,743	162,225,205	162,225,205
- Diluted	166,831,943	162,686,743	162,225,205	162,225,205
Weighted average ADS outstanding
- Basic	16,683,194	16,268,674	16,222,521	16,222,521
- Diluted	16,683,194	16,268,674	16,222,521	16,222,521
Share-based compensation expense included in:-
Cost of revenues	144	79	60	9
Research and development expenses	45	16	10	2
Selling, general and administrative expenses	5,614	3,093	2,119	328
Provision of consumption tax of biodiesel included in:-
Cost of revenues	3,838	—	—	—

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED SEGMENT INFORMATION

(Amounts expressed in thousands)

	Three Months Ended
	June 30, 2010	March 31, 2011	June 30, 2011
	RMB	RMB	RMB	US$
Revenues:
Biodiesel business	60,230	25,560	22,255	3,443
Recycled copper business	—	222,208	304,823	47,161

	60,230	247,768	327,078	50,604

Cost of revenues:
Biodiesel business	(93,842)	(31,608)	(26,393)	(4,083)
Recycled copper business	—	(211,797)	(294,889)	(45,624)

	(93,842)	(243,405)	(321,282)	(49,707)

Gross profit (loss):
Biodiesel business	(33,612)	(6,048)	(4,138)	(640)
Recycled copper business	—	10,411	9,934	1,537

	(33,612)	4,363	5,796	897

Gross profit (loss) margin:
Biodiesel business	(55.8%)	(23.7%)	(18.6%)	(18.6%)
Recycled copper business	—	4.7%	3.3%	3.3%

	(55.8%)	1.8%	1.8%	1.8%

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands)

	December 31, 2010	June 30, 2011
	RMB	RMB	US$
ASSETS
Current assets:
Cash	272,822	115,738	17,906
Pledged deposit for copper future contracts	—	9,599	1,485
Accounts receivable	48,639	108,792	16,832
Bills receivable	9,550	—	—
Inventories	176,023	108,431	16,776
Prepaid expenses and other current assets	53,706	71,109	11,002
Income tax receivable	674	674	104
Deferred tax assets	2,439	2,413	373

Total current assets	563,853	416,756	64,478

Property, plant and equipment, net	663,946	703,093	108,779
Land use rights	87,568	86,367	13,362
Deferred tax assets	4,609	3,942	610
Goodwill	18,674	18,674	2,889
			—

Total assets	1,338,650	1,228,832	190,118

LIABILITIES AND SHAREHOLDERS’ EQUITY			—
Current liabilities:			—
Short term bank loans	60,000	80,000	12,377
Accounts payable	79,163	29,271	4,529
Accounts payable for property, plant and equipment	47,153	75,129	11,624
Accrued expenses and other payables	61,074	43,383	6,712
Amounts due to related parties	30,709	31,181	4,824
Income taxes payable	10,075	3,788	586

Total current liabilities	288,174	262,752	40,652

Deferred tax liabilities	9,766	6,956	1,076
Income tax payable	9,762	9,762	1,510
Contingent consideration liability	13,585	—	—
Other non-current liabilities	15,450	13,212	2,044

Total liabilities	336,737	292,682	45,282

Shareholders’ equity:
Ordinary shares	2	2	—
Additional paid-in capital	1,547,035	1,529,947	236,706
Treasury stock	(32,972)	(32,972)	(5,101)
Accumulated other comprehensive loss	(59,159)	(61,946)	(9,584)
Retained earnings (Accumulated deficit)	(469,758)	(513,645)	(79,469)

Total equity attributable to the Company	985,148	921,386	142,552

Non-controlling interest	16,765	14,764	2,284

Total shareholders’ equity	1,001,913	936,150	144,836

Total liabilities and shareholders’ equity	1,338,650	1,228,832	190,118

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands)

	Three Months Ended
	June 30, 2010	March 31, 2011	June 30, 2011
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net loss	(108,492)	(16,150)	(25,674)	(3,973)
Adjustments to reconcile net loss to net cash used in operating activities:
Share based compensation	5,803	3,188	2,189	339
Depreciation	36,788	10,804	11,101	1,717
Land use right expense	370	387	386	60
Loss on disposal of property, plant and equipment	2	—	—	—
Impairment loss of property, plant and equipment	41,669	—	—	—
Change in fair value of contingent consideration liability	—	(6,561)	2,356	365
Foreign currency exchange losses, net	101	54	278	43
Deferred tax expense (benefit)	(4,743)	254	505	78
Inventory write-back (write-downs)	2,498	(152)	(14)	(2)
Change in assets and liabilities
Accounts receivable	730	(18,570)	(41,583)	(6,434)
Bills receivable	—	9,550	—	—
Inventories	4,225	50,334	17,424	2,696
Prepaid expenses and other current assets	(2,219)	(24,259)	2,821	436
Income tax receivable	88	—	—	—
Accounts payable	(1,780)	(59,390)	9,498	1,469
Accrued expenses and other payables	(1,744)	(13,155)	2,344	363
Income taxes payable	214	(3,984)	(5,303)	(820)
Provision for consumption tax	3,838	—	—	—
Other non-current liabilities	(995)	(959)	(949)	(147)
Other assets	1,513	2,018	2,454	380

Net cash used in operating activities	(22,134)	(66,591)	(22,167)	(3,430)

Cash flows from investing activities
Purchase of property, plant and equipment	(33,878)	(20,645)	(12,529)	(1,938)
Payments for land use rights	(598)	—	—	—
Temporary receipt from government in relation to relocation of property, plant and equipment	20,000	—	—	—
Acquisition of additional 8% beneficial ownership interest in a subsidiary	—	(42,701)	—	—
Pledged deposit for copper future contracts	—	(10,036)	—	—

Net cash used in investing activities	(14,476)	(73,382)	(12,529)	(1,938)
Cash flows from financing activities
Repayment of bank loans	—	—	(30,000)	(4,641)
Proceeds from new bank loans	—	—	50,000	7,735
Repayment of the amount due to related parties	—	(34,709)	(16,000)	(2,476)
Proceeds of advance from related parties	—	46,214	5,000	774

Net cash provided by financing activities	—	11,505	9,000	1,392

Effect of foreign exchange rate changes on cash	(2,028)	(1,812)	(1,108)	(171)

Decrease in cash	(38,638)	(130,280)	(26,804)	(4,147)
Cash at beginning of period	534,021	272,822	142,542	22,053

Cash at end of period	495,383	142,542	115,738	17,906

GUSHAN ENVIRONMENTAL ENERGY LIMITED

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(Amounts expressed in thousands, except per ADS data)

	Three Months Ended
	June 30, 2010	March 31, 2011	June 30, 2011
	RMB	RMB	RMB	US$
GAAP net loss attributable to the Company	(108,492)	(17,482)	(26,405)	(4,086)
Share-based compensation	5,803	3,188	2,189	339
Impairment loss of property, plant and equipment	41,669	—	—	—
Loss on disposal of property, plant and equipment	2	—	—	—
Change in fair value of contingent consideration liability	—	(6,561)	2,356	365
Provision for consumption tax	3,838	—	—	—
Income tax effect of reconciliation items	(624)	—	—	—

Non-GAAP net loss attributable to the Company	(57,804)	(20,855)	(21,860)	(3,382)

GAAP net loss attributable to the Company per ADS – Basic	(6.50)	(1.08)	(1.57)	(0.24)
Share-based compensation	0.35	0.20	0.13	0.02
Impairment loss of property, plant and equipment	2.50	—	—	—
Loss on disposal of property, plant and equipment	—	—	—	—
Change in fair value of contingent consideration liability	—	(0.40)	0.14	(0.02)
Provision for consumption tax	0.23	—	—	—
Income tax effect of reconciliation items	(0.04)	—	—	—

Non-GAAP net loss attributable to the Company per ADS - Basic	(3.46)	(1.28)	(1.30)	(0.24)

GAAP net loss attributable to the Company per ADS – Diluted	(6.50)	(1.08)	(1.57)	(0.24)
Share-based compensation	0.35	0.20	0.13	0.02
Impairment loss of property, plant and equipment	2.50	—	—	—
Loss on disposal of property, plant and equipment	—	—	—	—
Change in fair value of contingent consideration liability	—	(0.40)	0.14	(0.02)
Provision for consumption tax	0.23	—	—	—
Income tax effect of reconciliation items	(0.04)	—	—	—

Non-GAAP net loss attributable to the Company per ADS - Diluted	(3.46)	(1.28)	(1.30)	(0.24)